Exhibit 99.1

news release

PrairieSky Royalty Completes Initial Public Offering

Calgary, Alberta (May 29, 2014)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) and PrairieSky Royalty Ltd. (“PrairieSky”) (TSX:PSK) announced today the completion of the initial public offering of 52,000,000 common shares of PrairieSky (the “Offering”) at an offering price of $28.00 (the “Offering Price”). The Offering was conducted by way of a secondary offering by Encana, and Encana received aggregate gross proceeds of approximately $1.46 billion.

The Offering was made through a syndicate of underwriters co-led and joint bookrun by TD Securities Inc. and CIBC. The underwriters have been granted an over-allotment option to purchase up to an additional 7,800,000 common shares at the Offering Price, exercisable in whole or in part, from time to time, until 30 days after closing of the Offering, which, if exercised in full, will increase the aggregate gross proceeds to Encana to approximately $1.67 billion.

As at closing of the Offering, Encana holds 60% of the common shares of PrairieSky. Encana’s ownership level in PrairieSky will be reduced to 54% if the over-allotment option is exercised in full. The common shares will begin trading today on the Toronto Stock Exchange under the symbol PSK.

“The successful launch of the PrairieSky IPO marks the achievement of a major objective in our 2014 plan that was laid out at the time of our strategy announcement in November 2013. The creation of PrairieSky has unlocked value from our royalty business, which is a great example of the quality assets in our portfolio,” says Doug Suttles, Encana President & CEO. “I am confident that PrairieSky’s strong leadership team will capture the full potential of this unique asset base.”

“This is an exciting day for our company, marking the creation of PrairieSky, owner of one of the largest and most concentrated independently-owned fee simple mineral title positions in Canada. I want to thank our staff, the members of my leadership team and PrairieSky’s Board of Directors for their hard work to get us to this point. In addition, we thank Encana for their efforts in making PrairieSky a reality,” adds Andrew Phillips, PrairieSky President & CEO. “It gives me great satisfaction to announce that PrairieSky is officially open for business.”

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of PrairieSky’s shares in the United States.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana and PrairieSky shareholders and potential investors with information, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: Encana’s expected ownership level in PrairieSky if the over-allotment option is exercised in full.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s or PrairieSky’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. There can be no assurance of the size of the retained interest that Encana would hold in the future in PrairieSky and other arrangements that would exist between Encana and PrairieSky. Although Encana and PrairieSky believe that the

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expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s and PrairieSky’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and PrairieSky undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

PrairieSky Royalty Ltd.

PrairieSky is a royalty-focused company, generating royalty revenues as petroleum and natural gas are produced from its properties. PrairieSky has a diverse portfolio of properties that have a long history of generating stable free cash flow and that represent one of the largest and most concentrated independently-owned fee simple mineral title positions in Canada. PrairieSky common shares trade on the Toronto Stock Exchange under the symbol PSK.

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation - Investor contact Brian Dutton Director, Investor Relations (403) 645-2285	PrairieSky Royalty Ltd. Andrew Phillips President & Chief Executive Officer (587) 293-4000

Encana Corporation Patti Posadowski Senior Advisor, Investor Relations (403) 645-2252	PrairieSky Royalty Ltd. Geoffrey Barlow Vice-President, Finance & Chief Financial Officer (587) 293-4000

Encana Corporation - Media contact Jay Averill Director, External Communications (403) 645-4747	PrairieSky Royalty Ltd. Cameron Proctor Vice-President, Legal & Corporate Services (587) 293-4000

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